UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

(Amendment No. ___)

CALPIAN, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

13135X108
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13135X108	Page 2 of 5 Pages

1.	Names of Reporting Persons. Harold Montgomery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,094,484
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,094,484
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 5,094,484
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 30.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 13135X108	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

The name of the issuer is Calpian, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 500 North Akard Street, Suite 2850
Dallas, Texas 75201.

Item 2(a).	Name of Person Filing.

The name of the person filing is Harold Montgomery (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

The business address of the Reporting Person is 500 North Akard Street, Suite 2850, Dallas, Texas 75201.

Item 2(c).	Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.

The CUSIP number is 13135X108.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page and is incorporated herein by reference.

As of December 31, 2010, the Reporting Person was the beneficial owner of 5,094,484 shares of Common Stock, which represents approximately 30.6% of the shares of Common Stock outstanding as reported in the Issuer’s most recent Form 10-Q.  The shares of Common Stock beneficially owned by the Reporting Person are comprised of: (i) 1,190,000 shares of Common Stock owned directly by the Reporting Person; (ii) 3,810,000 shares of Common Stock held in an IRA fbo the Reporting Person; and (iii) 47,242 shares of Common Stock owned by the Molly Ann Montgomery 1995 Trust and 47,242 shares owned by the Philip Graham Montgomery 1997 Trust, trusts for the benefit of the Reporting Person’s children for which the Reporting Person is trustee.  The Reporting Person has the sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, these shares.

CUSIP NO. 13135X108	Page 4 of 5 Pages

The Reporting Person may also be deemed beneficial owner of 2,500, or 10.5%, of the Series A Preferred Stock, based on 10,450 shares of Series A Preferred Stock outstanding. Each share of Series A Preferred Stock is convertible into one share of Common Stock, commencing May 27, 2011.  The shares of Series A Preferred Stock that may be deemed beneficially owned by the Reporting Person are comprised of 1,500 shares owned by Montgomery Investments, L.P. (the “LP”) and 1,000 shares owned by Montgomery Non-Exempt Marital Trust, utd 01/01/07 (the “Trust”). The Reporting Person is a limited partner in the LP. The general partner of LP is a member of The Reporting Person’s immediate family. The Reporting Person may be deemed a remainderman of the Trust and may be deemed to share investment control over the shares held by the Trust. The Reporting Person disclaims beneficial ownership of all of the foregoing securities except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information required by Items 6 is set forth under Item 4 and is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2011

By:	/s/ Harold Montgomery
Name:	Harold Montgomery